EXHIBIT H

          SECURITIES AND EXCHANGE COMMISSION
          (RELEASE NO. 35-__________; 70-__________)
          GPU INC.


                    GPU,  Inc. ("GPU"), 100  Interpace Parkway, Parsippany,
          New Jersey 07054, a registered holding company, has filed an application with the Commission pursuant to Sections 6(a), 7, 9(a), 10, 12(c) and 12(e) of the Public Utility Holding Company Act of 1935 (the "Act") and Rules 42, 54 and 62 thereunder.
                    GPU  currently  has in  effect  a  Retirement Plan  for
          Outside Directors (the "Retirement Plan") which provides that each director who is not an employee of GPU or its subsidiaries (an "Outside Director") and who completes 54 months of service prior to retirement (or death) is entitled to receive monthly retirement benefits equal to one-twelfth of the sum of (x) the then annual retainer paid to the director at the time of retirement and (y) the cash value of the last award under GPU s Restricted Stock Plan for Outside Directors. The benefits are generally payable commencing at the later of age 60 or retirement over a period equal to the number of months the Outside Director served as such.
                    In addition,  by Order dated  March 30, 1989  (HCAR No.
          35-24851) in SEC File No. 70-7607, the Commission, among other things, authorized GPU to issue up to 20,000 shares of common stock, $2.50 par value per share (the "Common Stock"), under a Restricted Stock Plan for Outside Directors (the "1989 Plan"). The 1989 Plan was approved by GPU's stockholders at the 1989 Annual Meeting of Stockholders. Under the 1989 Plan, as amended, each Outside Director receives a portion of his or her annual
          compensation  in the  form of  300  shares of  Common Stock.   An
          Outside Director may not sell or otherwise dispose of shares of Common Stock awarded under the 1989 Plan except following: (i) death or disability, (ii) failure to stand for reelection at the end of the term during which the Outside Director reaches age 70;
          (iii) resignation or failure to stand for reelection with the consent of the Board; (iv) failure to be reelected to the Board after being duly nominated; or (v) a change in control of GPU.
          However,  an  Outside   Director  has  all  other  rights   of  a
          shareholder with respect to shares of Common Stock awarded under the 1989 Plan, including voting rights and the right to receive and retain all cash dividends paid and other distributions made with respect to such shares. Shares of Common Stock held by an Outside Director who fails to satisfy the above conditions when he or she ceases to be a director are subject to forfeiture.
                    GPU has determined that in order  more closely to align
          the interests of its directors with those of its stockholders, it is desirable to pay a greater portion of the Outside Directors compensation in the form of Common Stock. Accordingly, GPU now proposes to cease the further accrual of service under the Retirement Plan and provide for the issuance of additional Common Stock to Outside Directors under a new Deferred Unit Stock Plan for Outside Directors (the "New Plan"). In connection therewith, GPU requests authorization to issue up to an additional 200,000 shares of Common Stock under the New Plan from time to time through

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          December 31, 2007.(1)
                    Under the New Plan, each Outside Director would receive an annual grant of units based on a multiple (initially anticipated to be 1.5 but which may be changed from time to time) of the amount of the annual cash retainer paid to such Outside Director. As is presently the case, the amount of the annual retainer will be set by the Board and may be increased or decreased at any time by Board resolution. Each unit represents one share of Common Stock. For example, based on the current annual retainer of $20,000 paid to Outside Directors, and the closing price of GPU Common Stock on December 31, 1996 ($33 5/8), each Outside Director would receive units for 892 shares of Common Stock (i.e., $20,000 multiplied by 1.5 with the product divided by $33 5/8). The number of units granted each year will thus vary based on (i) the price of the Common Stock, (ii) the amount of the annual cash retainer and (iii) the multiplier used. Units would vest upon the Outside Director's retirement from the Board, provided that the Outside Director has completed at least 54 months of service as an Outside Director, or upon death. Units which have not vested at the time of an Outside Director's retirement would be forfeited. An Outside Director may elect to receive a lump-sum distribution of all shares represented by vested units in his or her plan account or installment distributions over a specified period. Each unit will be entitled to dividend equivalents which will be credited quarterly and reinvested in additional units.
                    In the event of a "change in control" of GPU, as defined, all units previously granted would immediately and automatically vest, and the Outside Director would be entitled to receive a distribution of the Common Stock represented by units in the New Plan at that time.
                    Shares of Common Stock issued pursuant to the New Plan will be from authorized but unissued shares or previously reacquired shares. The New Plan will also provide that the maximum number of shares issuable thereunder may be adjusted to give effect to stock dividends, splits, recapitalizations and other similar events.
               GPU intends to request that its stockholders approve the New Plan at the 1997 Annual Meeting of Stockholders, as required by Rule 312.03 of The New York Stock Exchange Listed Company Manual and, accordingly, also requests authorization to solicit proxies from its stockholders at the 1997 Annual Meeting. The related proxy materials are expected be mailed to GPU's stockholders prior to March 31, 1997. Subject to stockholder approval and receipt of the authorization requested herein, the New Plan would be effective as of July 1, 1997. Upon such effectiveness, service would no longer be accrued under the Retirement Plan; benefits under the Retirement
          Plan will be paid in accordance with the terms of that plan for service prior to July 1, 1997.
                    The Application and any amendments thereto are available for public inspection through the Commission's Office of Public
          _____________________

          1 The New Plan would not alter the automatic award of 300 shares annually to Outside Directors under the 1989 Plan. The authorization requested herein would be in addition to the authorization in the March 30, 1989 Order to issue up to 20,000 shares under the 1989 Plan.



          Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by ________________, 1997 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit, or in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, said Application, as it may be amended, may be granted.